METLIFE ADVISERS, LLC

501 Boylston Street

Boston, MA 02116

March 2, 2009

Ms. Alison White

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Metropolitan Series Fund, Inc. (Registration Nos. 002-80751 and 811-03618)

Dear Ms. White:

Please find below responses to the comments delivered by the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the preliminary proxy statement filed on behalf of Metropolitan Series Fund, Inc. (the “Registrant”) relating to Harris Oakmark Focused Value Portfolio (the “Portfolio”) as filed on February 9, 2009 pursuant to Rule 14-101 of the Securities Act of 1933 (the “Proxy Statement”). In connection with the below responses to the staff’s comments on the Proxy Statement, the Registrant acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosures in the Proxy Statement and the subsequent definitive filing; (ii) that the comments from the staff of the Commission or changes to disclosure in response to comments from the Commission staff in the Proxy Statement do not foreclose the Commission staff from taking action with respect to the Proxy Statement or subsequent definitive filing; and (iii) that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.	Staff comment: Please include a coverletter with future filings.

Response: Registrant inadvertently omitted the coverletter in the preliminary filing and will take steps to ensure a cover letter is filed in future filings.

2. Staff comment: Please bold the statement “Certain Interested Directors and certain officers of the Fund may be owners of shares of MetLife or its affiliates, and consequently, if the Portfolio’s shareholders approve the Amended Advisory Agreement, may stand to benefit from such change.”

Response: Registrant has bolded the statement in the definitive proxy statement.

3. Staff comment: On page 12, there is a reference to a meeting held on January 27, 2008. This should presumably be changed to January 27, 2009.

Response: The Registrant has updated the date to reflect January 27, 2009.

Please feel free to call me directly at 617-578-4036 should you have any questions regarding this filing.

Very truly yours,

/s/ Michael P. Lawlor

Michael P. Lawlor